UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number 001-36575

MACROCURE LTD.
(Translation of Registrant’s name into English)

25 Hasivim Street
Petach Tikva 4959383, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

As reported in a prior Report of Foreign Private Issuer on Form 6-K, furnished by Macrocure Ltd. (“Macrocure” or the “Company”) to the Securities and Exchange Commission on August 29, 2016 (the “Prior Form 6-K”), on August 29, 2016, Macrocure entered into a definitive merger agreement (the “Merger Agreement”) with Leap Therapeutics, Inc. (“Leap”), a clinical stage immuno-oncology company, and its wholly-owned subsidiary, pursuant to which Macrocure will become a wholly-owned subsidiary of Leap, and Leap will become a public company (collectively, the “Merger”).  A summary of certain of the principal terms of the Merger Agreement is contained in the Prior Form 6-K, and a copy of the press release announcing the transaction is attached as Exhibit 99.1 thereto (the “Press Release”), which description is incorporated by reference herein.

As noted in the Press Release, in connection with the Merger, existing Leap stockholders will receive the right to a royalty, under certain circumstances, based on future net sales of products that are in Leap’s current pipeline. This arrangement will be implemented via a royalty agreement, by and between Leap and a newly-formed, stockholder royalty vehicle in which Leap’s existing shareholders will be the equity holders, to be entered into upon the closing of the Merger (the “Royalty Agreement”).

Also, as noted in the Press Release, Macrocure shareholders holding approximately 51% of Macrocure’s voting shares and entities affiliated with HealthCare Ventures and Eli Lilly, which own all of Leap's outstanding voting shares, have each entered into voting agreements in support of the proposed transaction.

The Merger Agreement, Royalty Agreement and the form of voting agreements entered by the Macrocure and Leap shareholders, respectively are furnished as exhibits to this Report of Foreign Private Issuer on Form 6-K. The descriptions of (i) the Merger Agreement, in the Prior Form 6-K and Press Release, and (ii) the Royalty Agreement and the forms of voting agreements, in this Report of Foreign Private Issuer on Form 6-K, are modified in their entirety by reference to the agreements themselves that serve as exhibits hereto.

The Merger Agreement has been attached to provide Macrocure investors with information regarding its terms. It is not intended to provide any other factual information about Macrocure or Leap. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure letters provided by each of Macrocure and Leap in connection with the signing of the Merger Agreement. These confidential disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Macrocure and Leap rather than establishing matters as facts and were made only as of the date of the Merger Agreement (or such other date or dates as may be specified in the Merger Agreement). Accordingly, the representations and warranties in the Merger Agreement should not be relied upon as characterizations of the actual state of facts about Macrocure or Leap.

Cautionary Note Regarding Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) includes forward-looking statements that are not historical facts, such as statements regarding assumptions and results related to financial results, forecasts, clinical trials, and regulatory authorizations.  Words such as “will,” “expect,” “anticipate,” “plan,” “believe,” “design,” “may,” “future,” “estimate,” “predict,” “objective,” “goal,” or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements.  Forward-looking statements are based on Macrocure’s and/or Leap’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties, and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the expected timing and likelihood of completion of the proposed Merger, the occurrence of any event, change, or other circumstance that could result in the termination of the Merger Agreement or the anticipated financing, receipt and timing of any required governmental or regulatory approvals relating to the registration and listing of Leap’s common stock or otherwise relating to the Merger, the anticipated amount needed to finance the combined company’s future operations, unexpected results of clinical trials, delays or denial in regulatory approval process, or additional competition in the market. The forward-looking statements made herein speak only as of the date of this Form 6-K and Macrocure and Leap undertake no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Additional Information and Where to Find It

This Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed Merger or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

In connection with the proposed merger, Leap intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a prospectus and other relevant documents relating to the proposed Merger and combined company.  Macrocure intends to file a Report of Foreign Private Issuer on Form 6-K containing its proxy statement and other documents relating to the proposed Merger.  This Form 6-K is not a substitution for the registration statement, final prospectus, proxy statement, or any other documents that Leap and Macrocure may file with the SEC or send to shareholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED, OR TO BE FILED, WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT LEAP, MACROCURE, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement, the prospectus, the proxy statement, and any other documents filed by Leap and Macrocure with the SEC (when available) at the SEC’s website at www.sec.gov.  Copies of documents filed by Leap may be obtained for free by contacting Leap Investor Relations by mail at Leap Therapeutics, Inc., 47 Thorndike Street, Suite B1-1, Cambridge, MA 02141, Attention: Investor Relations or by telephone at (617)-714-0360.  Copies of documents filed by Macrocure may be obtained for free by contacting Macrocure Investor Relations by mail at Macrocure Ltd., 25 Hasivim Street, Kiryat Matalon, Petach Tikva 4959383, Israel, Attention: Investor Relations, by telephone at +(972)-54-565-6011, or by going to Macrocure’s Investor Relations page at http://investor.macrocure.com/. The contents of Macrocure’s website are not deemed to be incorporated by reference into the registration statement, the prospectus, or the proxy statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACROCURE LTD.

Date: August 30, 2016	By:	/s/ Shai Lankry
	Name:	Shai Lankry
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Agreement and Plan of Merger, dated as of August 29, 2016, by and among Macrocure Ltd., Leap Therapeutics, Inc. (“Leap”) and M-Co Merger Sub Ltd., a wholly-owned subsidiary of Leap
99.2	Royalty Agreement, to be entered into upon the closing of the Merger
99.3	Form of Macrocure Voting Agreement
99.4	Form of Leap Voting Agreement